ONE SHELL PLAZA
910 LOUISIANA
HOUSTON, TEXAS
77002-4995
TEL +1 713.229.1234
FAX +1 713.229.1522
www.bakerbotts.com
ABU DHABI
AUSTIN
BEIJING
DALLAS
DUBAI
HONG KONG
HOUSTON
LONDON
MOSCOW
NEW YORK
PALO ALTO
RIYADH
WASHINGTON

May 18, 2011

Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549

Attention:	Ms. Pamela Long
Ms. Jessica Dickerson

Re:	KiOR, Inc.
Registration Statement on Form S-1 (333-173440)
Amendment No. 1
Felix P. Phillips
TEL +1 713.229.1228
FAX +1 713.229.7828
felix.phillips@bakerbotts.com

Dear Ms. Long:
               At the request of our client, KiOR, Inc. (the “Company”), we are responding on behalf of the Company to your letter dated May 5, 2011 (the “Comment Letter”) to Mr. Christopher A. Artzer, regarding the Company’s Registration Statement on Form S-1 (File No. 333-173440) (the “Initial Registration Statement”), filed with the Securities and Exchange Commission (the “Commission”) on April 11, 2011. Enclosed for electronic filing via EDGAR pursuant to the Securities Act of 1933, as amended (the “Securities Act”), on behalf of the Company is Amendment No. 1 (“Amendment No. 1”) amending the Initial Registration Statement. Amendment No. 1 is marked to show changes from the Initial Registration Statement. The Initial Registration Statement, as amended by Amendment No. 1 and all future amendments, is referred to herein as the “Registration Statement.” The information and undertakings provided below have been furnished by the Company.
               The Company’s responses below are preceded with the Staff’s comments for ease of reference. Page references in the Company’s responses correspond to the page numbers in Amendment No. 1.
General
1.	Please be advised that we may have further comments when items that are currently blank are completed.

The Company respectfully acknowledges the Staff’s comment.

2.	We note that you have omitted a price range and related information from your prospectus. Since the price range triggers a number of disclosure matters, we will need sufficient time to process the amendment when it is included. Please understand that its effect on disclosure throughout the document may cause us to raise issues on areas not previously commented upon.

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The Company respectfully acknowledges the Staff’s comment.

3.	As indicated in the comment above, we note that you have omitted certain pricing-related information as well as other information from this filing. If you intend to rely on Rule 430A, please note that Rule 430A does not allow for the omission prior to effectiveness of amounts that may be computed based on the maximum number of shares offered and the mid-point of the offering range, or the number of shares to be offered on the cover. In addition, please confirm that you will not circulate copies of the registration statement or the preliminary prospectus until you include an estimated price range, maximum number of shares, dollar amounts dependent upon the offering price that are based on the mid-point of the offering price range, and all other information except information you may exclude in reliance upon Rule 430A.
               The Company respectfully acknowledges the Staff’s comment and confirms that it will not circulate copies of the Registration Statement or the preliminary prospectus until the Company has included an estimated price range, maximum number of shares, dollar amounts dependent upon the offering price that are based on the mid-point of the offering price range, and all other information except information the Company may exclude in reliance upon Rule 430A.
4.	Prior to the effectiveness of your registration statement, please arrange to have FINRA call us or provide us with a letter indicating that FINRA has cleared the underwriting arrangements for the offering.
               The Company respectfully acknowledges the Staff’s comment and confirms that, prior to the effectiveness of the Registration Statement, the Company will arrange to have FINRA call the Staff or provide the Staff with a letter indicating that FINRA has cleared the underwriting arrangements for the offering.
5.	We encourage you to file all exhibits, including your legal opinion and form of underwriting agreement, with your next amendment. Please understand that we will need adequate time to review these materials before effectiveness.
               The Company respectfully acknowledges the Staff’s comment. The form of underwriting agreement has been filed as Exhibit 1.1 to Amendment No. 1.
Prospectus Cover Page
6.	Please confirm that all the underwriters named on the prospectus cover page play the role of lead or managing underwriters. Otherwise, please revise the prospectus cover page to identify only the lead or managing underwriters. Please refer to Item 501(b)(8) of Regulation S-K.

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               In response to the Staff’s comment, the Company confirms that all of the underwriters named on the prospectus cover page are lead or managing underwriters of the offering. Credit Suisse Securities (USA) LLC, UBS Securities LLC and Goldman, Sachs & Co. are acting as joint book-running managers of the offering, and Piper Jaffray & Co., Citigroup Global Markets Inc. and Deutsche Bank Securities Inc. are acting as co-managers of the offering.
7.	Please define the term “E&P companies” used in the fourth bulleted paragraph on page two and elsewhere in the prospectus.
               The Company has revised pages 2 and 72 to replace the term “E&P companies” with “exploration and production companies.”
Table of Contents, page i
8.	Please remove the exhibits from the table of contents, as it should be limited to the contents of the prospectus. Please refer to Item 501(a) of Regulation S-K.
               The Company has revised the table of contents to remove the exhibits reference from page i of the Edgar submission.
Prospectus Summary, page 1
9.	We note your statement in the third paragraph that “[your] gasoline and diesel blendstocks are projected to reduce direct lifecycle greenhouse gas emissions by over 80% compared to the petroleum-based fuels they displace.” Please revise this disclosure to indicate who has made this projection and supplementally explain to us the basis for the projection.
               The Company has revised page 1 to indicate that such projection was made by TIAX LLC (“TIAX”).
               The Company supplementally informs the Staff that TIAX is a leading technology processing and commercialization company and a world leader in the lifecycle analysis and full-fuel cycle analysis of transportation fuels. TIAX’s projections were made using the Greenhouse Gases, Regulated Emissions, and Energy Use in Transportation, or GREET, model developed by Argonne National Laboratory, which model serves as the basis for evaluating lifecycle greenhouse gas emissions under the Renewable Fuel Standard in classifying a transportation fuel as a renewable fuel, advanced biofuel, biomass-based diesel or cellulosic biofuel.
               The Company provided TIAX with energy consumption data for process units in the Company’s production process, as well as energy production data for gasoline and diesel blendstocks and electricity produced, for (a) a base case scenario based on the Company’s planned initial-scale commercial production facility with a dedicated hydrotreater in Columbus, MS and (b) an intermediate case scenario based on the Company’s subsequent planned standard commercial product facilities with a centralized hydrotreater. TIAX then used the Company’s

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energy input and output (energy consumption and fuel production) data to modify the default GREET model to represent the Company’s gasoline and diesel blendstocks production pathway. In both cases, TIAX projected that the reduction in lifecycle greenhouse gas emissions was over 80% for both gasoline and diesel blendstocks.
Summary Consolidated Financial Data, page 11
Selected Consolidated Financial Data, page 39
10.	We refer to the line item, working capital, in the consolidated balance sheet data. Since this term is a non-GAAP measure, please revise your registration statement to show the working capital line item as part of an “other” financial data section.
               The Company has removed the working capital line item from the consolidated balance sheet data presented on pages 12 and 40.
Special Note Regarding Forward-Looking Statements, page 31
11.	We note your statement on page 32 that you “undertake no obligation to update publicly any forward-looking statements for any reason after the date of this prospectus.” This statement does not appear to be consistent with your disclosure obligations. Please revise this statement to clarify that you will update this information to the extent required by law.
               The Company has revised the statement on page 32 to clarify that it will update any forward-looking statements to the extent required by law.
Market, Industry and Other Data, page 32
12.	Please provide us with copies of the reports citing the market data you provide throughout your prospectus, marked with page references tracking your disclosures in the filing.
               In response to the Staff’s request, enclosed is a supplemental binder (the “Supplemental Binder”), which includes copies of the reports citing the market data the Company has provided throughout its prospectus, marked to identify the specific information cited in the prospectus. The Company has included in the Supplemental Binder a detailed source chart indicating the relevant pages of market data that support the data and statements included in Amendment No. 1 and indicating the relevant pages of Amendment No. 1 on which such data has been used. Where data cited in the S-1 is the result of the Company’s calculations using such reports, these calculations are provided in a comprehensive calculation walkthrough.
13.	We note your statement that you “have not independently verified any third-party information and cannot assure [the investor] of its accuracy or completeness.” By including the statements of third parties in the prospectus, you are reasserting

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the statements that were initially made by the referenced third parties, and your belief as to the accuracy and reliability of those statements is implied through the prospectus disclosure of such information. As such, please revise your disclosure to remove any implication that you are not responsible for assessing the reasonableness and soundness of the market data and industry statistics presented.
               The Company has revised its disclosure on page 32 to remove the statement that it has “not independently verified any third-party information and cannot assure [the investor] of its accuracy or completeness.”
14.	Please disclose whether the market, industry, and other data you discuss in your registration statement represent the most recently available data and therefore, remain reliable. Please also disclose whether you funded or were otherwise affiliated with any of the sources that you cite. Further, please confirm that the sources are widely available to the public. If any sources are not publicly available, either file consents or explain to us why you are not required to do so under Rule 436 of Regulation C and Section 7 of the Securities Act.
               The Company advises the Staff that the Company believes that the market, industry and other data discussed in the Registration Statement represents the most recently available data and therefore remain reliable. The Company has not funded, nor is it affiliated with, any sources of market or industry data that it cites in the Registration Statement, all of which the Company believes are widely available to the public (in the case of PIRA Energy Group, RISI, Inc. and Timber Mart-South data, for a fee, which is not substantial). The Company has revised its disclosure on page 32.
15.	You state that projections, assumptions, and limitations are subject to risks due to factors described in “Risk Factors” and elsewhere in the prospectus. Please confirm to us, if true, that you have discussed all known material risks in the “Risk Factors” section.
               The Company confirms that it believes that it has discussed all known material risks in the “Risk Factors” section.
Use of Proceeds, page 33
16.	As required by Item 504 of Regulation S-K, please state the approximate amount of proceeds intended to be used for each purpose identified here. In particular, please address how proceeds would be allocated between the two production facilities that you describe. If you wish to reserve the right to change the use of proceeds, you may do so provided that the reservation is due to specific contingencies that you discuss and that you indicate the alternatives to such use. Please see Instruction 7 to Item 504 of Regulation S-K.

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The Company has revised its disclosure on page 33.
Management’s Discussion and Analysis ... , page 41
Liquidity and Capital Resources, page 54
17.	We note your statements that you anticipate construction and startup costs of your initial scale commercial production facility in Columbus, Mississippi to approximate $190 million. Please disclose the dollar amount of these expenses you expect to incur in the next twelve months as well as when you expect the facility to be completed. Please provide similar disclosure for the planned four standard commercial production facilities and centralized hydrotreating facility.
               The Company has expanded its disclosure on page 54.
Mississippi Development Authority Loan, page 55
18.	Please discuss, to the extent applicable, if your loan agreement with the Mississippi Development Authority contains any significant financial covenants.
               The Company acknowledges the Staff’s comment and confirms that its loan agreement with the Mississippi Development Authority does not contain any significant financial covenants. The Company has revised its disclosure on page 57 to indicate that the loan agreement contains no financial covenants.
Long-Term Debt, page 56
19.	Please revise your disclosure to identify the lenders of the equipment and business loans you reference on pages 56 and 57. Additionally, please tell us what consideration you gave to filing these loan agreements as exhibits to your registration statement.
               The Company has disclosed on pages 58-59 the identity of the lenders for the equipment and business loans. In addition, the Company has filed the loan agreements as 4.8, 4.9, 4.10, 4.11, 4.12, 4.13 and 4.14 to the Registration Statement except for the loan agreement with Silicon Valley Bank, which is not required to be filed pursuant to Item 601(b)(4)(iii)(A) of Regulation S-K. On page II-5, the Company has agreed to furnish a copy of such agreement to the Commission upon request.
Business, page 69
Overview, page 69
20.	Please briefly describe the general development of your business during the past five years, or such shorter period as you have been engaged in business,

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including the year in which the business was organized and its form of organization. Refer to Item 101(a) of Regulation S-K.
               The Company has revised its disclosure on page 72 to briefly describe the development of its business.
Scaling Our Technology, page 75
21.	We note the disclosure relating to the work of R.W. Beck, Inc., who you engaged to conduct a technical review of your plans to be used in your application to the DOE’s loan guarantee program. Please tell us more about the services you received from R.W. Beck, Inc. and how you used the results of these services, as well as what consideration you have given to identifying R.W. Beck, Inc. as an expert and obtaining its consent to be named in the registration statement.
               The Company has removed the references to R.W. Beck and its evaluation from the Registration Statement and, as a result, does not believe that it needs to identify R.W. Beck as an expert or obtain its consent to being named in the Registration Statement. However, the Company supplementally advises the Staff that it engaged R.W. Beck, Inc. in May 2009 to conduct an assessment of its technology, pilot plant and scale-up plans. The Company subsequently included R.W. Beck’s findings in Part I of the Company’s application to the Department of Energy (“DOE”) under its Loan Guarantee Program.
               In June 2010, the Company again engaged R.W. Beck in connection with Part II of the Company’s application to the DOE, as the DOE expressly required an engineer’s report, comprehensively evaluating the project plan, project’s siting and permitting, engineering and design, contractual requirements and arrangements, environmental compliance, testing and commissioning, and operations and maintenance. In this connection, R.W. Beck conducted a detailed analysis of the Company’s plans to build the facilities supported by the loan guarantee sought from the DOE. The Company referenced the conclusions in R.W. Beck’s report in Part II of its application to the DOE.
Our Distribution Plan, page 78
22.	Please discuss the material terms of your offtake agreement with Hunt Refining Company. Additionally, please tell us what consideration you gave to filing the offtake agreement as an exhibit to your registration statement.
               The Company has revised page 80 to discuss the material terms of its offtake agreement with Hunt Refining Company. The Company has further expanded its disclosure on pages 80 — 81 to describe the material terms of agreements with additional customers that were entered into after the filing of the Initial Registration Statement.
               Gasoline, diesel and fuel oil blendstocks are commodity products with a readily available market, and pricing in the Company’s contracts is based on market prices. The

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Company believes that its products could be sold to other market participants in the event that its contracts with any of these customers were to cease. Accordingly, because the Company’s contracts with these customers are such as ordinarily accompany the kind of business conducted by the Company and because the Company’s business is not “substantially dependent” upon such contracts, Item 601(b)(10)(ii)(B) of Regulation S-K provides that these contracts need not be filed.
Management, page 86
23.	Please ensure that you discuss each executive officer’s and each non-employee director’s business experience for the past five years. In this regard, we note there appear to be gaps in the disclosures provided for Joseph S. Cappello, John Kasbaum, Ralph Alexander, and Jagdeep Singh Bachher. Refer to Item 401(e) of Regulation S-K.
               The Company has revised pages 89 — 90 include a discussion of each executive officer’s and each non-employee director’s business experience for the past five years.
Audit Committee, page 91
24.	You reference Item 401(h) of Regulation S-K when it appears you mean Item 407(d)(5) of Regulation S-K. Please revise your disclosure as appropriate.
               The Company has revised its disclosure on page 93.
Executive Compensation, page 95
Compensation Discussion and Analysis, page 95
Elements of Compensation for our Named Executive Officers, page 96
Annual Bonuses, page 96
25.	Please disclose how the board of directors determined the amount of 30,000 fully vested shares to satisfy Mr. Cannon’s annual bonus.
               The Company has revised its disclosure on pages 98 — 99.
Equity Compensation, page 97
26.	We note your statement that the board of directors is authorized to set different vesting schedules and exercise prices for equity awards. Please disclose how the board determined the vesting schedules and exercise prices for the equity awards granted in 2010.
               The Company has revised its disclosure on page 99.

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Summary Compensation Table, page 100
27.	You disclose in the table that Mr. Cannon received a bonus in 2010 of $118,800. Please tell us why Mr. Cannon’s actual bonus exceeded the amount provided for in your employment arrangements with him, as summarized on page 103.
               The Company has revised its disclosure on page 102.
28.	We note your disclosure on page 96 about settling Mr. Cannon’s bonus in stock. Please revise footnote (2) to the table to clarify that although the plan award called for a cash payment the award was settled with stock in other to permit you to conserve cash. In the footnote, please include the calculation by which you determined the number of shares to award.
The Company has revised its disclosure on page 102.
Certain Relationships and Related Person Transactions, page 110
Agreements with BIOeCON, page 111
29.	Please tell us what consideration you gave to filing your agreements with BIOeCON (i.e., the license, the intellectual property transfer agreement and the settlement agreement) as exhibits to the registration statement.
               The Company respectfully advises the Staff that the Company’s business does not depend to a material extent upon the intellectual property rights that are the subject of the license, the intellectual property transfer agreement and the settlement agreement and is not substantially dependent upon these rights. Therefore, Item 601(b)(10)(ii)(B) of Regulation S-K provides that these agreements need not be filed.
Policies and Procedures for Related Person Transactions, page 111
30.	Please describe how the audit committee will review and approve related person transactions. For guidance, refer to Item 404(b) of Regulation S-K.
               The Company has revised its disclosure on pages 113 — 114;.
Principal Stockholders, page 112
31.	In footnote eight on page 114, please clarify whether Dr. Bachher disclaims beneficial ownership of all 3,059,975 shares reported for him in the table.
               The Company has revised footnote 8 on page 117.

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Description of Capital Stock, page 115
32.	Here, as well as elsewhere throughout your registration statement, we note your statement that your common stock will be redesignated as Class B common stock upon completion of this offering. Please revise your disclosure to clarify whether all of your current outstanding common stock will be redesignated as Class B common stock.
               The Company has clarified on page 118, as well as elsewhere throughout the Registration Statement, that all of the shares of its common stock of the class currently designated as “common stock” will be redesignated as “Class B common stock” upon the completion of the offering.
Preferred Stock, page 116
33.	You state that your convertible preferred stock will be converted into common stock upon completion of this offering. Please clarify whether the preferred stock will be converted into Class A or Class B common stock.
               The Company has revised its disclosure on page 118 to clarify that its Series A and Series A-1 convertible preferred stock will convert into Class B common stock and its Series B and Series C convertible preferred stock will convert into Class A common stock.
Consolidated Financial Statements, page F-l
Consolidated Balance Sheet, page F-3
Consolidated Statements of Operations, page F-4
34.	Please note on your financial statements that the amounts are in thousands.
               The Company has revised pages F-3 and F-4 to note that amounts are in thousands.
Notes to Consolidated Financial Statements, page F-7
Note 2. Summary of Significant Accounting Policies, page F-7
Unaudited Pro Forma Balance Sheet, page F-7
35.	Under the caption “Unaudited Pro Forma Balance Sheet” you indicate that convertible preferred stock will automatically be converted into warrants to purchase an equivalent number of Class A or Class B common shares. However, under “Convertible Preferred Stock Warrant Liability” you disclose that convertible preferred stock warrants will convert to the corresponding common stock. In this regard, it is not clear to us whether the convertible preferred stock

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warrants convert to warrants or alternatively, convert to common stock. Please advise or revise your registration statement as appropriate.
               The Company has revised its disclosure under “Convertible Preferred Stock Warrant Liability” on page F-12 to clarify that the convertible preferred stock warrants will convert into warrants to purchase the corresponding Class A or Class B common stock.
Net Loss per Share and Unaudited Pro Forma Net Loss per Share ..., page F-12
36.	Please expand your disclosure to state, if true, that based upon contractual terms, the convertible preferred stockholders share in the losses of the company with common shareholders.
               The Company has revised its disclosure on page F-12.
Note 15. Subsequent Events, page F-27
37.	Please tell us what consideration you gave to filing the Engineering, Procurement Services and Construction Agreement with a subsidiary of KBR, Inc. and KiOR Columbus, the lease agreement for a four million cubic foot hydrogen plant, and the memorandum of understanding discussed on page F-27 as exhibits to the registration statement.
               Copies of the Lease Agreement and the Memorandum of Understanding have been filed as Exhibits 10.9 and 10.10, respectively, to the Registration Statement.
Item 15. Recent sales of unregistered securities, page II-2
38.	Please disclose the consideration you received for the warrant issuances. Refer to Item 701(c) of Regulation S-K.
               The Company has revised its disclosure on pages II-2 and II-3.
* * * * *
               The Company has requested that we state on its behalf that the Company acknowledges:
•	should the Commission or the Staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•	the action of the Commission or the Staff, acting pursuant to delegating authority, in declaring the filing effective, does not relieve the Company from

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its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
               If you have any further comments, or if you require additional information, please do not hesitate to contact the undersigned at 713.229.1228 or Troy Lee of this office at 713.229.1447. Thank you for your attention to the matter.

Very truly yours, BAKER BOTTS L.L.P.
By:	/s/ Felix P. Phillips
Felix P. Phillips